

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 29, 2007

Mr. John S. Christie
President and Chief Financial Officer, Worthington Industries, Inc.
200 Old Wilson Bridge Rd.
Columbus, OH 43085

Re: **Worthington Industries, Inc.**
                    Form 10-K for the fiscal year ended May 31, 2006
                    File No. 1-8399

Dear Mr. Christie:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief